Exhibit (a)(14)


                       LIMITED, INC. STOCK TENDER OFFER
                       ASSOCIATE - QUESTIONS AND ANSWERS


WHAT IS A TENDER OFFER?

Tender means sell, so a tender offer simply means that you have the opportunity to sell your shares. It is completely your choice in deciding if you want to tender your shares of Limited, Inc. stock at the offered price or not.

WHY IS THE COMPANY DOING THIS?

There has been considerable analysis over the past several months of how to appropriately distribute to our shareholders, the cash made available through our recent reconfiguration. As a result of that analysis, it has been determined, and approved by our Board of Directors, that a stock buy-back is the best way to distribute this cash to our shareholders and is in the best interest of associates, shareholders, and the Company.

WHAT WILL HAPPEN WITH THE SHARES OF LIMITED STOCK THAT I OWN IN THE SAVINGS AND RETIREMENT PLAN?

If you own Limited stock in your Savings and Retirement Plan account, you will also have the opportunity to tender these shares - however, the money from the sale of your shares will not be distributed to you, they will be reinvested in your SARP account. The reinvestment in your account will be based on what investment election you have made for investment of your future contributions. As previously announced, if you would like to change your future investment election, you may do so by calling the SARP Line. If you do have Limited stock in your SARP account, you will be getting a separate package at your home next week, describing in detail what choices you have.

WHAT HAPPENS WITH THE SHARES I OWN THROUGH THE EMPLOYEE STOCK PURCHASE PLAN?

If you have shares of Limited, Inc. stock in your Employee Stock Purchase Plan, you will be receiving a copy of the tender offer package from Merrill Lynch. It will provide all of the details of the offer, and will give you instructions about how to tender your shares if you wish to do so.

HOW DO I TENDER (SELL) MY SHARES OF LIMITED, INC. STOCK?

If you own shares of Limited, Inc. stock, you will receive a tender offer package. This package will provide you with the complete details of the offer, and provide you with instructions about how to tender your shares, if you wish to do so. Remember that if you own shares through multiple plans or brokers, you will be receiving packages from each.

IF I HAVE LIMITED, INC. STOCK OPTIONS, WHAT HAPPENS WITH THOSE?

If you have been granted Limited, Inc. stock options, you will receive a letter outlining what you should do if you choose to exercise those options in order to tender your shares. It will also provide you with information of who to call should you have questions.

HOW DO I KNOW HOW MANY SHARES I ACTUALLY OWN AND CAN TENDER (SELL)?

If you have shares of Limited stock outright, or through SARP or ESPP, you will be receiving detailed information regarding the tender offer and how many shares you own. You may receive multiple packages, if you own shares through more than one plan or brokerage account, therefore it is important that you read each package in detail.

WHO CAN I TALK WITH TO GET MORE INFORMATION ABOUT WHAT THIS ALL MEANS TO ME?

If you own shares of Limited, Inc. stock, we recommend that you wait until you receive your tender offer package(s) in the mail, and have had an opportunity to review the details of the offer. Then, if you have questions regarding your personal situation, beginning on Thursday, February 1, you may call Merrill Lynch at 1-800-621-3777 for assistance. This number is available from 8 a.m. through 7 p.m. EST Monday through Friday - again beginning on February 1.

WHAT PRICE WILL I GET FOR THE LIMITED SHARES THAT I SELL?

If you decide to tender (sell) some or all of your shares, you will receive $19 for each share that is accepted to be purchased. What this means, is that the Company is offering to pay $19 for each share it accepts, but can only purchase a total of 85 million shares. If, at the end of the tender period, more than 85 million shares has been tendered (offered to be sold), then the number of shares will be "prorated". For example, if 85 million shares can be bought by the company, and 170 million shares are tendered by shareholders, then 50% of what each shareholder offered to sell will actually be bought. Special procedures will apply to shareholders whose total shares owned are less that 100 shares. The tender offer package will explain these procedures.

HOW LONG DO I HAVE TO DECIDE WHAT I WANT TO DO?

The tender period will begin on Thursday, February 1, and end on Wednesday, March 6, unless extended by the Company. You will need to read your tender materials carefully to ensure you comply with and respond by the deadline outlined in each package.

WHEN WILL I KNOW HOW MANY OF MY LIMITED, INC. SHARES HAVE BEEN SOLD?

At the end of the tender period, all of the shares that have been offered to be sold by shareholders will be tallied, and if there is a need to prorate the number of shares, it will be done at that time. Once all of that is complete, you will be notified within a couple of weeks of the percentage of the shares tendered that were sold.

WHAT IF I DO NOT WANT TO SELL?

If you do not want to sell your shares, do nothing.

IF I DECIDE TO SELL, WHEN WILL I GET MY MONEY?

If you decide to sell, the purchase price will be paid to you as soon as practicable after the percentage of the shares tendered that the Company will "purchase" is determined.

WILL I HAVE TO PAY BROKERAGE FEES IF I DECIDE TO SELL SOME OF MY LIMITED
SHARES?

No

WILL I HAVE TO PAY ANY TAXES IF I DECIDE TO SELL SOME OF MY LIMITED SHARES?

You may owe taxes on the sale of your shares, as you would normally. If you have questions, we encourage you to talk to your tax advisor about your personal situation.

IF I OWN STOCK IN INTIMATE BRANDS, ARE THOSE AFFECTED?

This tender offer applies only to shares of Limited, Inc. stock. If does not apply to any shares you may own in Intimate Brands.